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                                                               EXHIBIT 99(A)(10)

FOR IMMEDIATE RELEASE:

ROYAL & SUN ALLIANCE INSURANCE GROUP plc EXTENDS EXPIRATION DATE OF TENDER
                      OFFER FOR ORION CAPITAL CORPORATION

New York, New York, August 12, 1999 - Royal & Sun Alliance Insurance Group plc, London, announced today that it has extended the expiration date of its US$50.00 per share cash tender offer for all the outstanding shares of common stock of Orion Capital Corporation (NYSE:OC), Farmington, CT to 12:00 midnight, New York City time, on Friday, September 10, 1999, unless the tender offer is further extended. The extension has been made in order to permit the parties to obtain insurance regulatory approvals.

Royal & Sun Alliance has made the initial filings with the applicable insurance regulatory authorities and has received verbal notification that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has been terminated.

As of the close of business on August 11, 1999, approximately 5,123,805 million shares of common stock of Orion had been validly tendered and not withdrawn pursuant to the tender offer.

Citibank N.A. is depositary for the tender offer, MacKenzie Partners, Inc. is the information agent, and Salomon Smith Barney, Inc. is the dealer manager. Additional copies of the Offer to Purchase and all other tender offer materials may be obtained from MacKenzie Partners at 1-800-322-2885. Shareholders may also contact their brokers, dealers, commercial banks and trust companies or other nominees for assistance concerning the tender offer.

Orion Capital is a leader in the specialty property and casualty insurance business through wholly owned subsidiaries operating in three focused segments: nonstandard personal automobile insurance through OrionAuto, workers compensation through EBI Companies and specialty commercial insurance through Orion Specialty, which includes DPIC Companies. Royal & SunAlliance USA, Inc. is part of Royal & Sun Alliance Insurance Group plc which operates in over 55 countries worldwide and transacts business in over 130 countries. Worldwide net premium income in 1998 was $16 billion with total assets over $100 billion. The company is listed on the London Stock Exchange (RSAL) and has a Level 1 American Depositary Receipt Program (RSANY).

For more information about Royal & Sun Alliance or Orion Capital, visit their web sites at www.royalsunalliance.com and www.orioncapital.com.
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CONTACT: MacKenzie Partners, Inc. Mark Harnett, (212) 929-5877.